April 11, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Asen Parachkevov and Lauren Hamilton

Re:	Golub Capital BDC, Inc.
Registration Statement on Form N-2
File Number: 333-193308

Ladies and Gentlemen:

On behalf of Golub Capital BDC, Inc., a Delaware corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a phone call on March 30, 2016 between Asen Parachkevov and Lauren Hamilton of the Staff and William Tuttle and Matthew Carter of Dechert LLP, outside counsel to the Company, relating to the Company’s Post-Effective Amendment No. 7 to its Registration Statement on Form N-2 (Registration No. 333-193308) (the “Registration Statement”). For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Registration Statement.

Legal

1.	In your response letter, please confirm whether the amount of unfunded commitments disclosed in the Registration Statement includes the Company’s outstanding commitments to SLF and whether any of the Company’s restricted cash and cash equivalents is available to satisfy its unfunded commitments. In addition, represent to us whether the Company reasonably believes that its estimated assets as of March 31, 2016 will provide adequate coverage to allow it to satisfy all of its unfunded commitments and explain the basis for such belief.

Response:

The Company respectfully submits that the amount of unfunded commitments disclosed in the Registration Statement does not include the Company’s outstanding commitments to SLF because such outstanding commitments can only be drawn with the consent of both members of SLF, thus giving the Company a veto right over any call for unfunded commitments. The Company confirms that, as disclosed in the financial statements included in the Registration Statement, the Company’s restricted cash and cash equivalents are held by trustees for reinvestment into new assets and for payment of interest expense and principal on outstanding borrowings. For example, as of December 31, 2015, of the Company’s $94.2 million of restricted cash, $77.3 million could have been used for investment purposes (including unfunded commitments) with the remainder held for payment of interest expense to holders of the notes issued in the Company’s debt securitizations and to Wells Fargo Bank, N.A. under the Credit Facility.

The Company represents that there has not been a material increase in the amount of the Company’s unfunded commitments since December 31, 2015, the date of the Company’s most recent financial statements included in the Registration Statement. The Company represents that it reasonably believes that its estimated assets as of March 31, 2016 will provide adequate coverage to allow the Company to satisfy all of its unfunded commitments. The description of the bases for the Company’s belief set forth below include certain preliminary estimates of the Company’s financial condition and results of operations for the three months ended March 31, 2016. These estimates are subject to the completion of the Company’s financial closing procedures and the actual results may differ materially from these estimates as a result of the completion of the Company’s financial closing procedures, final adjustments and other developments arising between now and the time that the Company’s financial results for the three months ended March 31, 2016 are finalized. The bases for the Company’s belief are primarily that (i) the Company generally maintains significant cash and restricted cash balances, which have averaged $76,178,616 over the previous eight quarters ending with estimates for the three months ended March 31, 2016, (ii) historically it has rarely utilized more than 60% of the Credit Facility, which on average over the eight quarters ending with estimated amounts for the three months ended March 31, 2016 permitted additional borrowings of up to $82,975,000; (iii) the Company receives repayments, prepayments and sales proceeds on its portfolio investments that have ranged from $79,442,263 to $286,422,642 over the eight quarters ending with estimates for the three months ended March 31, 2016 and have averaged $167,497,314 per quarter over that period; (iv) the Company generally holds some syndicated loans in larger portfolio companies (for example, $59,074,234 as of December 31, 2015), that are salable over a relatively short period to generate cash.

2.	Please note that the Staff’s position is that secured borrowings that do not meet the requirements for accounting sale treatment are “senior securities.” In future reports by the Company please include any secured borrowings of the Company in the Senior Securities table noting that such secured borrowings are reflected at par value.

Response:

The Company respectfully submits that as of December 31, 2015, both the fair value and proceeds of the Company’s secured borrowings were less than $0.4 million, and that although secured borrowings are liabilities of the Company, they do not represent an instrument evidencing indebtedness of the Company. However, as requested, in future filings the Company will revise the Senior Securities table to report secured borrowings at par value.

Accounting

3.	In your response letter, please explain the difference between the asset coverage ratio shown in the Senior Securities table and in the Financial Highlights in the Company’s audited financial statements included in the Registration Statement.

Response:

The Company respectfully submits that the asset coverage per unit of “Total debt” in the Senior Securities table in the Registration Statement differs from that in the audited financial statements due to (1) the historic exclusion of secured borrowings from the Senior Securities table but not the audited financial statements and (2) embedded rounding. The Company has discussed the difference in the Senior Securities table with RSM US LLP, the independent registered public accounting firm that audited the audited financial statements included in the Registration Statement. As noted in the response to comment #2, the Company will report secured borrowings at par value in the Senior Securities table in future reports and will be mindful of the rounding in the calculations to ensure that the Senior Securities table matches the financial highlights included in the Company’s financial statement (subject to translating percentages into dollars).

4.	In your response letter, please explain why the financial information for SLF included in Note 4 to the Company’s financial statements is audited, while the information included in Note 16 is not audited.

Response:

The Company respectfully submits that the disclosure of SLF’s financial information in Note 4 and Note 16 is consistent with the presentation that was proposed to, and reflects received comments from, the Chief Accountant’s Office of the Commission prior to the Company entering into the SLF. The Company is aware of the requirements of Items 3-09 and 4-08(g) under Regulation S-X and will ensure that filings include any incremental financial information under either item as the SLF continues to grow.

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The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com) or Thomas J. Friedmann at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:           David B. Golub, Golub Capital BDC, Inc.

Ross A. Teune, Golub Capital BDC, Inc.

Joshua M. Levinson, Golub Capital BDC, Inc.

Thomas J. Friedmann, Dechert LLP